UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 12-12-02

03004524

January 10, 2003

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Act 1934
Section
Rule 14A-8
Public
Availability 1-10-2003

Re: General Electric Company
Incoming letter dated December 12, 2002

Dear Ms. Fraser:

This is in response to your letter dated December 12, 2002 concerning the shareholder proposal submitted to GE by James M. and Judith A. Geyer. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: James M. and Judith A. Geyer
8415 Meadow View Lane
Bahama, NC 27503

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 12, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

I have today separately FEDEX'd to the Division of Corporation Finance two no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2003 Annual Meeting proposals we have received from:

W. A. Carrington
Arthur A. Gavitt
James M. Geyer ✓

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 26 shareowner proposals, and currently expect to include several of them in our 2003 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 24, 2003, and distribute it beginning on March 6, 2003. GE's Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me on (203) 373-2442.

Very truly yours,

Eliza W. Fraser

1934 Act, Section 14(a)
Rule 14a-8(i)(1), (4), and (7)

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 12, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Share Owner Proposal by James M. Geyer

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following two resolutions and their supporting statement (together, the "Proposal"), which it received from James M. Geyer:

> Resolve: that the General Electric Company and it's Medical Insurance Providers change their procedures to directly provide all medical data and forms issued by them to the owners of the medical insurance policy. The owner of the policy is the person responsible for the policy medical insurance payments.
>
> Further Resolve: that medical insurance cards be issued to the owner of the policy with the owner's name on the front and those covered by the policy listed on the back of the ID card and that the ID number of the policy used for submission of claims by medical service providers not change when persons covered by the policy change. The issuing of new medical insurance cards, in a timely fashion, and proper record keeping by insurance providers, is sufficient for medical insurance providers to determine if medical insurance claims are valid.

A copy of the Proposal is enclosed as Exhibit A. It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by GE share owners; (ii) Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal grievance against the Company; and (iii) Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of GE.

I. The Proposal Is Not a Proper Subject for Action by GE Share Owners.

Rule 14a-8(i)(1) states that a registrant may omit a share owner proposal from its proxy statement if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal would require, among other things, that GE and its medical insurance providers "change their procedures to directly provide all medical data and forms issued by them to the owner of the medical insurance policy . . .," and that "medical insurance cards be issued to the owner of the policy with the owner's name on the front . . . and that the ID number of the policy used for submission of claims by medical service providers not change when persons covered by the policy change." The Proposal is not precatory, therefore leaving no discretion in the matter to the GE Board of Directors.

The Note to paragraph (i)(1) of Rule 14a-8 provides that, "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Staff of the Division of Corporation Finance (the "Staff") has consistently found that binding proposals are excludable unless amended by the proponent. See, e.g., Phillips Petroleum Company (March 13, 2002) (proposal requiring a formula limiting increases in the salaries of the company's chairman and other officers); PPL Corporation (February 19, 2002) (proposal requiring decrease in retainer for non-employee directors); PSB Holdings, Inc. (January 23, 2002) (proposal requiring a limitation on compensation of non-employee directors); and Columbia Gas System (January 16, 1996) (proposal requiring a limitation on salary increases and option grants).

In the absence of a specific provision giving the power directly to the share owners, a New York corporation's business and affairs are managed under the direction of the Board of Directors. See Section 701 of the New York Business Corporation Law (the "NYBCL"). No provision of the NYBCL confers such power on the share owners directly, and no provision in the GE Articles of Incorporation or By-Laws does so either.

Accordingly, the Proposal cannot properly mandate that GE take, or refrain from taking, any action with respect to the administration of its medical insurance plans. Therefore, the Proposal is not a proper subject for share owner action and is excludable under Rule 14a-8(i)(1).

II. The Proposal Is Directly Related To, and in Furtherance of, a Personal Grievance Against GE.

Rule 14a-8(i)(4) is designed to prevent share owners from abusing the share owner proposal process to achieve personal ends not necessarily in the common interest of the other share owners at large. See Securities Exchange Release No. 34-20091 (August 16, 1983), at 17-18. The Commission has stated that even proposals presented in broad terms in an effort to suggest that they are of general interest to the other share owners at large may nevertheless be omitted from a proxy statement when prompted by personal concerns. See Securities Exchange Act Release No. 34-19135 (October 14, 1982), at 43. In Release No. 34-19135, the Commission recognized that the cost and time involved in dealing with such abuses do a disservice to the interests of the issuer and its security holders. Id.

The Proposal, while general in nature, reflects an ongoing personal grievance that Mr. Geyer, a GE retiree, has expressed to GE in various correspondence, as well as in his supporting statement. As examples of such correspondence, I enclose as Annex 1 hereto copies of Mr. Geyer's September 23, 2002 cover letter submitting the Proposal, as well as Mr. Geyer's earlier June 24, 2002 letter to Jeffery R. Immelt, GE's Chairman and Chief Executive Officer, another copy of which was included with his submission of the Proposal expressing his criticisms of the administration of GE's medical insurance plans.

The September 23, 2002 cover letter for the Proposal expressly draws the connection between the Proposal and Mr. Geyer's personal dissatisfaction with the administration of GE's medical insurance plans in relation to his dependent children. Specifically, Mr. Geyer states in the letter that "I have tried for some time to correct what I consider an unacceptable medical situation for my dependent children," and that "[a]s a last recourse I am submitting the attached share owner proposal for inclusion in next years proxy statement so that shareowners may take action where General Electric management has failed." In addition, Mr. Geyer's earlier June 24, 2002 letter to Mr. Immelt recited in great detail Mr. Geyer's personal grievances with respect to the administration of GE's medical insurance plans for retirees.

Moreover, Mr. Geyer's supporting statement focuses primarily on his personal experiences with GE's medical insurance plans as support for the Proposal. Indeed, the very first paragraph begins, "[a]s experienced by the shareowner submitting this proposal . . . ." Similarly, after describing in general terms the process for assigning ID numbers and explaining why medical claims may have been denied, the last sentence of the sixth paragraph states that "[t]his is not a trivial process and the share owner submitting this proposal has already suffered through 4 ID number changes and will likely suffer through 5 additional changes after each of his present 6 covered dependents is removed from the policy at about one year intervals."

In light of these letters, it is GE's opinion that Mr. Geyer's Proposal is intended, and appears on its face to be designed, to further his personal grievance against GE -- a personal interest that is not shared by the other GE share owners at large. Therefore, the Proposal is excludable under Rule 14a-8(i)(4).

In numerous no-action letters, the Staff has concurred in the omission of share owner proposals submitted in furtherance of a personal grievance against the issuer. See, e.g., Sara Lee Corp. (August 10, 2001) (permitting Sara Lee to omit a share owner proposal where the proponent disagreed with Sara Lee's decision to close a subsidiary in which the proponent had a personal interest, and where the proponent participated in litigation related to the subsidiary and directly adverse to Sara Lee); Unocal Corp. (March 15, 1999) (permitting Unocal to omit a share owner proposal where the proponent had a dispute with the company over remediation of underground storage tanks); General Electric Company (January 29, 1997) (permitting GE to omit a share owner proposal where the proponent was using the proposal to redress a personal grievance relating to his attempts to organize a union); and Core Industries, Inc. (November 23, 1982) (permitting Core Industries to omit a share owner proposal where the proponent was using the proposal as one of many tactics to redress a personal grievance against the management arising out of the proponent's attempts to organize union at one of the company's divisions).

As evidenced by Mr. Geyer's own correspondence and supporting statement, the Proposal has been submitted in furtherance of a personal grievance not shared with the other GE share owners at large. Accordingly, GE believes that the Proposal is excludable pursuant to Rule 14a-8(i)(4).

III. The Proposal Relates to the Ordinary Business Operations of GE.

Rule 14a-8(i)(7) states that a registrant may omit a share owner proposal from its proxy statement if the proposal "deals with a matter relating to the company's ordinary business operations." GE believes that, in addition to relating to a personal grievance of Mr. Geyer, the Proposal, which deals with the administration of GE employee benefit plans, is a matter relating to GE's ordinary business operations. As discussed below, the Staff has consistently concurred that proposals addressing employee benefit plans applicable to the general employee/retiree population relate to a company's ordinary business operations and may therefore be omitted.

In its 1998 release amending the share owner proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 34-40018 (May 21, 1998), at 11. As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Commission noted that the second rationale may be implicated where the proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Id.

The administration of employee benefit plans, such as GE's medical insurance plans, is a fundamental employee issue that GE deals with on a day-to-day basis. In addition, the administration of GE's medical insurance plans includes complex policies and procedures which share owners as a group are not in a position to judge. Indeed, the Proposal addresses numerous specific details relating to the administration of GE's medical insurance plans, in effect seeking to "micro-manage" the Company's plans.

The Staff has long recognized that share owner proposals concerning the structure, coverage, and administrative aspects of employee benefit plans covering the general employee/retiree population relate to the ordinary business operations of a company, and has consistently concurred that such proposals are excludable because they involve matters relating to the conduct of company's ordinary business operations. For example, in AT&T Corp. (March 1, 2002), the share owner's proposal requested that the AT&T board revise AT&T's medical insurance plan to provide free lifetime health insurance to retirees. The Staff concurred that the proposal was excludable because it "relat[ed] to AT&T's ordinary business operations (i.e., employee benefits)." In addition, in International Business Machines Corp. (January 15, 1999), the share owner's proposal requested that the company be prohibited from extending medical benefits to friends of IBM employees and retirees. Once again, the Staff concurred that the proposal was excludable because it "relat[ed] to IBM's ordinary business operations (i.e., employee benefits)." See also International Business Machines Corp. (January 2, 2001) (proposal to give company's retirees cost of living allowance on their pensions excludable as relating to the company's ordinary business operations); General Electric Company (January 4, 2000) (proposal to regularly increase all pensions for retired employees based on a percentage of GE's earnings excludable as relating to GE's ordinary business operations); and Burlington Industries Inc. (October 18, 1999) (proposal to adopt a new retiree health insurance plan and reinstate dental insurance for retirees excludable as relating to the company's ordinary business operations).

Since the subject matter of the Proposal involves the administration GE's employee benefit plans, it relates to the conduct of GE's ordinary business operations. Accordingly, GE believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Geyer is being notified that GE does not intend to include the Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 6, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

Enclosure

cc: Special Counsel – Rule 14a-8 – No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

cc: Mr. James Geyer
8415 Meadow View Lane
Bahama, NC 27503

EXHIBIT A

Share Owner Proposal – Protect Privacy of Dependent Medical Information

As experienced by the share owner submitting this proposal, when an employee/retired employ reaches age 65 a new policy ID number is issued for medical insurance by Blue Cross/Blue Shield of NC. If married and the spouse is not yet age 65 the new medical insurance cards and all correspondence are then forwarded to the spouse. If not married or the spouse is 65 or older the new medical cards and all correspondence are forwarded to the oldest covered dependent child of the employee/retired employee. In both cases the new medical insurance ID card still includes the employee/retired employee's Social Security number in the policy ID number but the spouse's or oldest child's name is printed on the card.

Once the employee/retired employee and spouse (if married) are over age 65 all medical reports including Explanation of Benefits Forms (including payments made, services performed, insurance coverage denied etc.), Forms for specifying Primary Care Physicians, Forms for verification of eligibility of coverage, new medical coverage cards, insurance cancellation notices (sent in error when the medical insurance ID number changes), and other mailings by Blue Cross/Blue Shield of NC are sent to the oldest covered child.

When their is more than one dependent child covered by the medical insurance policy, the oldest child covered receives all the above medical information about their sibling(s) including siblings who are not yet 18 years of age.

The present procedures violate the privacy rights of dependent children by distributing medical data resulting from their physician visits to their sibling and limits the employee/retired employee's direct access to communications regarding the medical services, dependent insurance coverage, and insurance payments for his/her children.

Medical information is not mailed or automatically provided to the employee/retired employee who is the owner of the policy, makes all payments for the medical insurance and is responsible for paying for medical services provided to the dependent children that are not covered by insurance.

In addition each time Blue Cross/Blue Shield issues a new ID number and card the coverage on the old card is canceled and it take 3 weeks or more for new cards to be mailed. In the mean time all medical insurance claims are denied by Blue Cross/Blue Shield. Since the employee/retired employee no longer receives this information and the oldest child is likely to be away at college it has taken up to 8 months for the new ID numbers to be forwarded to medical services providers, labs, etc. and updated in their database. The employee/retired employees spends the next 8 months correcting claims that were denied because the medical service providers are still submitting claims with the old ID number. This is not a trivial process and the share owner submitting this proposal has already suffered through 4 ID number changes and will likely suffer through 5 additional changes after each of his present 6 covered dependents is removed form the policy at about one year intervals.

Changes are needed in the policies presently in use by the General Electric Company and it's Medical Insurance providers to maintain the medical information privacy of the dependents of the employee/retired employee and to provide the employee/retired employee with the information needed to manage and provide medical care for these dependents.

Resolve: that the General Electric Company and it's Medical Insurance Providers change their procedures to directly provide all medical data and forms issued by them to the owner of the medical insurance policy. The owner of the policy is the person responsible for the policy medical insurance payments.

Further Resolve: that medical insurance cards be issued to the owner of the policy with the owner's name on the front and those covered by the policy listed on the back of the ID card and that the ID number of the policy used for submission of claims by medical service providers not change when persons covered by the policy change. The issuing of new medical insurance cards, in a timely fashion, and proper record keeping by insurance providers, is sufficient for medical insurance providers to determine if medical insurance claims are valid.

ANNEX 1

9/26 → 12/20/02

September 15, 2002
8415 Meadow View Lane
Bahama, NC 27503
Email: geyer02@att.net

RECEIVED
SEP 23 2002
B. W. HEINEMAN, JR.

Mr. Benjamin W Heineman Jr., Secretary
General Electric Company

Subject: Share Owner Proposal for Inclusion in Next Year's Proxy Statement

I have tried for some time to correct what I consider an unacceptable medical benefits situation for my dependent children. I recently sent letter notification to Mr. Jefffery R Immelt and have had no response. A copy of this letter is enclosed for your information.

The present procedures violate the privacy rights of my children by distributing medical data resulting from their physician visits to their sibling and limit my direct access to communications regarding the medical services, coverage and insurance payments for my children.

As a last recourse I am submitting the attached share owner proposal for inclusion in next years proxy statement so that shareowners may take action where General Electric management has failed.

I am joint owner with my wife Judith A. Geyer of 1002 share of General Electric stock held in our Merrill Lynch Account 29X-10G11.

James M Geyer

James M. Geyer

June 24, 2002
8415 Meadow View Lane
Bahama, NC 27503

Mr. Jeffery R. Immelt
Chairman and Chief Executive Officer
General; Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Thank you for forwarding a copy of your speech given to shareholders at the Company's annual meeting. I enjoyed reading it and it enforced my opinion that General Electric, under your leadership, continues to be a great company.

In your letter you invited input from GE retires. In that regard I offer the following comments:

I wish to make you aware of a medical benefits situation, which I find unacceptable in a company like GE that is committed to quality service. Over the past two years I have had the medical benefits for my family interrupted twice by GE/ Blue Cross/Blue Shield of North Carolina. It has taken me 6 weeks and many phone calls to correct the situation. In both cases it has resulted in denied benefit reports that had to be reported and corrected for up to 8 months following each interruption. I have attached a more detailed description of the problem and what appears to me to be a solution that could be implemented to correct this problem for all retirees. I urge you to forward it to appropriate management to correct this unacceptable situation.

Having left GE, not by my choice, after 32 years of service (The business that employed me was sold), I am disappointed that my retirement benefits are considerably less than those who retire at age 60 or older with considerably less service. In particular I was not permitted to keep dental insurance for myself and my family, I pay 50% of the cost of the continuing medical coverage for myself and my family and most disturbing I can no longer participate in the company's matching gift program. This last item seems inappropriate for a company that contributes and also encourages its employees to support worthwhile charitable causes. I would hope that benefits for future retirees who lose there jobs through no fault of their own can at least in part be improved over what was provided to me and hopefully to the same level as those who retire at age 60 or older with the same number of years of service.

I wish you well for the future and support your leadership of General Electric.

James M Geyer

Interruption of family Medical Insurance for Employees when they Retire

Having placed many calls to both GE and Blue Cross/Blue Shield of NC representatives I am still not sure where the problem resides. But when an employee reaches age 65 the employee's medical coverage for his/her family is canceled and a new policy is issued in the name of the oldest dependent who is still insured. In my case when I reached age 65 the medical insurance was reissued in my wife's name and she received all correspondence. When my wife recently reached age 65 the policy was again reissued in the name of my oldest dependent child who is still insured. Since I still have 5 dependent children who are still insured this will happen again to me 4 more time in the next 7 years.

To help understand why this creates a problem the following is the sequence of events that just took place when my wife reached age 65 in May 2002.

1. A letter dated May 15, 2002 from Blue Cross/ Blue Shield (BCBS) was received by my wife on May 20, 2002 informing us that the medical coverage for all my dependents was canceled effective May 1, 2002 (20 days prior to receiving the letter). This appears to happen because the only way my wife could be removed from coverage was to cancel the policy that included coverage for my children.
2. I contacted GE and was told that my children were still covered.
3. I called BCBS and they said the children were not covered since GE canceled the policy and GE would have to issue a new policy.
4. Finally after two additional calls GE agreed to correct the problem but it would take 2 business days.
5. Two days later I called BCBS and they said my children were still not covered. A conference call was then initiated and both GE and BCBS said they knew what to do and my children were covered and I would receive new insurance cards and the policy ID number would not change.
6. A week later I did not receive new cards and I called BCBS again. They said they would send the cards again.
7. The cards finally arrived but were sent to my daughter since she is now identified as the policyholder. The cards are in her name but include my Social Security Number (SSN) followed by two new ID digits.
8. Since the total ID number has changed all medical visits and related services since May 1 were denied by BCBS since they did not contain the correct ID number when submitted by the provider. I then had to notify BCBS about each of these (7 to date) and also call each provider to explain that my child really was covered and they would be paid.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 12, 2002

The proposal requests that the company make certain changes to the administration of its medical insurance plan.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor